QUEST CAPITAL CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2006

DATED: March 15, 2007

SECTIONS

PRELIMINARY NOTES
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS
DESCRIPTION OF BUSINESS
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
LEGAL PROCEEDINGS
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
TRANSFER AGENT AND REGISTRAR
MATERIAL CONTRACTS
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION

SCHEDULE A - Corporate Organizational Chart
SCHEDULE B - Audit Committee Charter
SCHEDULE C - Code of Conduct

PRELIMINARY NOTES

In this Annual Information Form (“AIF”), Quest Capital Corp. and its subsidiaries are referred to as "Quest" or the “Company”. All information contained herein is as at December 31, 2006, unless otherwise stated.

Canadian Generally Accepted Accounting Principles

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management discussion and analysis (“MD&A”) for the year ended December 31, 2006. The audited consolidated financial statements and management’s discussion and analysis are available under the Company’s profile on the SEDAR website at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

Currency

All sums of money which are referred to in this AIF are expressed in lawful money of Canada, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This AIF includes certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements appear in a number of places in this AIF and include statements regarding our intent, belief or current expectation and that of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this AIF, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements include, among others, statements regarding our expected financial performance in future periods, our plan of operations and our business strategy and plans or budgets. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results.

Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors which could cause such differences include, but are not limited to:

•	changes in general economic or industry specific conditions;

•	general declines in the value of real estate;

•	changes in Quest's ability to realize on security granted by borrowers in respect of loans which default;

•	changes in the rate of default of Quest's borrowers;

•	changes in Quest's ability to reinvest cash, as its current loans become due, in loans that are on similar or more favourable terms than its current loans;

•	changes in Quest's ability to identify creditworthy loan candidates;

•	changes in Quest's ability to attract and retain key management and personnel;

•	interest rate fluctuations;

•	the impact of competition; and

•	other risk factors included under "Risk Factors" in this AIF.

Forward-looking statements speak only as of the date those statements are made. Except required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Quest Capital Corp. (“Quest” or the "Company") was incorporated on October 27, 1980 under the name “Viceroy Petroleums Ltd.” pursuant to the laws of the Province of British Columbia. On April 6, 1984, Quest amalgamated with B&B Resource Inc. which was incorporated pursuant to the laws of the Province of British Columbia. The amalgamated company continued its operations as “Viceroy Resource Corporation”. On June 30, 2003, Quest completed a reorganization by way of a statutory plan of arrangement.

Effective March 29, 2004, the British Columbia legislature enacted the Business Corporations Act (British Columbia) (the “New Act”) and repealed the former Company Act (British Columbia) which previously governed the Company. The New Act removed many of the restrictions contained in the former act, including restrictions on the residency of directors, the place of annual general meetings and limits on authorized share capital. The New Act also uses new forms and terminology. Effective May 17, 2004, the Company completed a mandatory transition rollover under the New Act and substituted a Notice of Articles for its Memorandum.

At the annual and special general meeting of the Company held on June 16, 2004, the Company’s shareholders approved the removal of pre-existing company provisions that applied to the Company relating to restrictions in the former act and no longer required under the New Act. In addition, the shareholders approved new articles (the “New Articles”) to bring the Company’s charter documents into line with the New Act and, as permitted by the New Act, altered the authorized capital of the Company from 500,000,000 Class A Subordinate Voting Shares, 500,000,000 Class B Variable Multiple Voting Shares, 250,000,000 First Preferred Shares and 250,000,000 Second Preferred Shares to an unlimited number of Class A Voting Shares, Class B Voting Shares, First Preferred Shares and Second Preferred Shares, all without par value, and the alteration of the Notice of Articles. The changes were effected and the British Columbia Registrar of Companies issued a new Notice of Articles on June 21, 2004.

Effective October 8, 2004, the Company completed the conversion of the Class B Voting Shares to Class A Voting Shares on the basis of 1.25 Class A Shares for each Class B Voting Share held.

Effective April 19, 2005, the Class B Voting Shares were cancelled and the designation of the Class A Voting Shares was changed to Common Shares.

Effective December 31, 2006, Quest completed a vertical amalgamation with its wholly-owned subsidiary, Quest Mortgage Corp.

The registered office of Quest is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 2T5. The principal office is located at Suite 300, 570 Granville Street, Vancouver, British Columbia, V6C 3P1. Quest also has an office at 77 King Street West, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON M5K 1H1.

Intercorporate Relationships

The material subsidiaries of Quest, together with the jurisdiction of incorporation and the ownership interests for each subsidiary, are described in Schedule "A" attached hereto.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Overview

Quest is a merchant banking organization that focuses on providing financial services primarily to companies in the real estate, resources and other sectors.

During the second half of 2004, Quest expanded its lending to include secured first and second real estate mortgages while providing bridge loans to a number of companies in the resource sector. During 2005, Quest experienced a shift in its loan portfolio with an increase in the number and value of first and second real estate mortgages. This shift has continued in 2006. In 2005, Quest experienced a decline in the number of loans to companies in the resources sector as a result of strong commodity markets and companies being able to raise equity rather than borrowing funds to meet their cash requirements.

In 2006, Quest completed reclamation of its 75% owned Castle Mountain property, other than long-term monitoring and maintenance.

Quest Management Corp.

Quest Management Corp. ("Quest Management") provides a range of consulting, administrative, management and related services to client companies. Quest Management clients typically include public and private companies in the mining and oil and gas sectors. Quest Management derives income through management fees it charges to its clients for its services. Quest Management's duties typically include assisting clients with the completion of regulatory filings, including securities regulatory filings and certain administrative requirements. The directors and officers of each company remain responsible for the operations of their company.

Quest Securities Corporation

In 2004, Quest expanded its services through a wholly owned subsidiary, Quest Securities Corporation (“Quest Securities”), to include corporate finance services provided in return for fees. Quest Securities is registered as a Limited Market Dealer in the Province of Ontario and earns finder’s fees and commissions upon the completion of private placements. Fees and commissions may be paid in the form of cash or in equity securities, including common share and share purchase warrants.

Castle Mountain Property

Quest continues to own a 75% interest in the Castle Mountain property, located in California. The Castle Mountain property was a year round, open pit heap leach gold mine that started mining operations in 1990. In 2001, mining at the Castle Mountain property ceased. Reclamation and closure activities were completed in 2006, other than long-term monitoring and maintenance.

Significant Acquisitions and Dispositions

Quest previously held interests in the following mineral properties, which it disposed of during the past three years:

Brewery Creek Property

On March 15, 2005, Quest sold its 100% interest in the Brewery Creek property, located in the Yukon Territory. The Brewery Creek property was a seasonally operated open pit heap leach gold mine that started mining operations in 1995. In 2001, mining at the Brewery Creek property ceased. Since the cessation of mining in 2001 and to the date of sale, Quest had conducted reclamation and closure activities.

The Brewery Creek property was sold to Alexco Resource Corp. (“Alexco”) in consideration for $1,800,000, payable in Alexco common shares. Pursuant to the purchase and sale agreement, Alexco assumed all of the obligations of Quest Mortgage Corp. (formerly Viceroy Minerals Corporation) (“Quest Mortgage”), a wholly owned subsidiary of Quest, in respect of the property and all existing material contracts and agreed to indemnify Quest Mortgage in respect of all claims associated with the property and all existing material contracts. In consideration thereof, Alexco received $2,500,000 of a $5,000,000 security bond previously posted with the Yukon Territorial Government. The remaining $2,500,000 security bond was released to Quest Mortgage at closing.

Australian Mineral Property

In 1999, Quest’s wholly owned subsidiary Viceroy Australia Pty Ltd. (“VAPL”) acquired, through its wholly owned subsidiary Bounty (Victoria) Pty Ld (“Bounty”), a 100% interest in the Bounty Gold Mine located in Western Australia from Forrestania Gold NL.  VAPL entered into a loan agreement with NM Rothschild & Sons (Australia) Ltd. (“Rothschild”) with respect to financing the acquisition and Quest provided a corporate guarantee for a portion of the loan.  In June 2001, Quest placed VAPL and Bounty into voluntary administration.   In August 2001, Quest reached a settlement agreement with the lenders relieving Quest and its North American subsidiaries of their obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Bounty Gold Mine acquisition.  In 2002, Quest commenced legal proceedings against Australian Mining Consultants Pty Ltd. (“AMC”) in connection with AMC’s due diligence investigation in relation to the acquisition of the Bounty Gold Mine.  In December 2002, a settlement was reached with the creditors of VAPL and Bounty whereby Quest paid AUS$800,000 to the creditors and AUS$121,000 to the administrator in January 2003, and agreed to pay the creditors the first AUS$1.0 million plus 25% of the net recovery realized from the AMC proceedings. In May 2004, Quest reached a settlement agreement with AMC and received approximately $2.0 million after making required payments to the administrator.  On April 7, 2006, VAPL and Bounty were dissolved.

DESCRIPTION OF BUSINESS
General

Quest’s principal focus is providing financial services, specifically providing mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, resources and other sectors.

The business of Quest consists of the following:

1.	mortgage financing secured by first and second real estate mortgages;

2.	providing commercial bridge loans to publicly traded development stage resource companies;

3.	financial and corporate finance services in arranging equity offerings for companies; and

4.	management and administrative services to public and private companies.

Quest primarily generates revenues through interest it receives on its loan portfolio. Quest’s revenues are subject to the return it is able to generate on its capital, the ability to reinvest funds as loans mature and are repaid, and the nature and credit quality of its loan portfolio, including the quality of the collateral security. In addition, Quest receives fees from its corporate finance activities. These fees depend upon the number and dollar amount of the transactions in which the Company participates. Details of the Company’s revenue for the last three years are disclosed in its Management’s Discussion and Analysis for the year ended December 31, 2006.
Quest completed reclamation of its 75% owned Castle Mountain resource property in 2006, other than long-term monitoring and maintenance. Earnings in 2004 were impacted by the Company’s former resource operations, resulting in a positive impact of $5.4 million. Results for 2006 and 2005 were nominally impacted by the former resource operations.

Merchant Banking Business
Quest’s principal focus is providing financial services, specifically providing mortgages and bridge loans. Quest’s strategy is to develop a diversified portfolio of bridge loans and real estate loans to borrowers in a number of industries in order to maximize returns within an acceptable level of risk tolerance. The loan portfolio as at December 31, 2006 was comprised of 87% in first and second real estate mortgages, 12% in the resources sector, and 1% in other sectors. Of Quest’s total loan portfolio outstanding as at December 31, 2006, 69% come due within a year. In 2006, Quest further developed its real estate portfolio, while actively providing bridge loans to a number of companies in the resources sector. In general, real estate loans are characterized by lower interest rates and lower fees than Quest can generally obtain from bridge loans. Effective January 31, 2007, the Company was registered as a Mortgage Broker under the Mortgage Bankers Act of British Columbia.

The characteristics of the Company’s real estate loans and bridge loans are discussed below:

Real Estate Loans

The characteristics of the real estate loans that comprise Quest’s current loan portfolio are as follows:

Borrowers

The borrowers are typically private companies and high net worth individuals. The borrowers are generally located in Canada.

Purposes of the Real Estate Loans

The loan funds are typically advanced to private companies and high net worth individuals who require funds on a relatively short term basis.

Principal Amounts

The principal amounts of the mortgages vary, but are typically in the range of $500,000 to $35,000,000. The present practice is to consider the syndication of real estate loans to generate additional fees and reduce Quest’s exposure where the amount to be borrowed by the borrower is greater than the risk exposure that is considered acceptable to Quest.

Interest

Quest’s real estate loans bear interest at rates in the range of 9% - 15% per annum. Interest rates will vary depending on the risk exposure to Quest in advancing the loan and prevailing rates for real estate loans at the time of negotiation and advance of the loans.

Commitment Fees

Quest typically takes a commitment fee in the range of 1% to 2% of the principal amount of the real estate loan advanced to the borrower which is paid to Quest as consideration for the advance of the loan.

Maturity Dates

The terms of real estate loans are typically in the range of six months to 24 months.

Security

Real estate loans are typically secured by first or second priority mortgages against real estate assets that have a fair market value in excess of the amount advanced, as of the date of the advance of the loan. Real estate assets are generally but not exclusively in Canada. Additional security such as guarantees, general security agreements and assignment of rents or sale agreements may also be taken. The exact nature of the security granted by the borrower is largely dependent on the value of the real estate assets pledged as security, their value in relation to the loan and the nature of the business and asset base of the borrower.

Bridge Loans

The characteristics of the bridge loans that comprise Quest’s current loan portfolio are as follows:
Borrowers

The borrowers are typically development stage publicly traded resource companies. Quest also makes loans on occasion to high net worth individuals and to other entities which may not be publicly traded. Quest’s borrowers are generally located in Canada.

Quest has primarily targeted borrowers in the natural resource sector, with a particular focus on the mining and energy sectors, and to a lesser extent on companies engaged in manufacturing industries. The focus on the natural resource sector reflects the experience of Quest’s management in the development of public companies engaged in that sector.

Purposes of the Bridge Loans

The loan funds are typically used by borrowers to bridge a short-term lack of financing which results due to the development stage of the borrower’s business. The borrower typically uses the funds for the following purposes:

(a)	working capital requirements;

(b)	to acquire new assets;

(c)	to complete the development of a product; or

(d)	to place a mining or oil and gas property into production or advanced exploration.

Quest typically targets loan terms up to 18 months. The short term nature of the bridge loans is consistent with the purpose of these loans, namely to bridge a short term shortfall in the borrower’s capital requirements.

Principal Amounts

The principal amounts of the bridge loans vary, but are typically in the range of $1,000,000 to $35,000,000. The present practice of Quest is to consider the syndication of bridge loans to generate additional fees and to reduce its exposure where the amount to be borrowed by the borrower is greater than the risk exposure that is acceptable to Quest.

Interest

Bridge loans typically bear interest at a rate of 1% per month.

Bonuses and Commitment Fees

Quest typically takes a bonus or commitment fee in the range of 5% to 20% of the principal amount of the bridge loan advanced to the borrower which is paid to Quest as consideration for the advance of the loan. The amount of the bonus or commitment fee will vary according to the term of the loan, the risk exposure to Quest in advancing the loan and other factors that Quest considers relevant. The bonus or commitment fee is typically paid by the borrower in equity by the issue of its common shares to Quest. Quest may also receive share purchase warrants or other convertible securities. In other cases, the bonus or commitment fee is payable in cash. The objective of Quest in accepting payment of the bonus or commitment fee in shares is to enable Quest to acquire a liquid asset that Quest can sell in the public market, without requiring the borrower to use the borrowed funds to pay Quest its bonus. As a consequence of this strategy, Quest typically targets borrowers that are publicly traded companies. The number of shares issued is typically based on the amount of the bonus or commitment fee and the trading price (or permitted discounted market price) of the borrower’s stock at the time of the advance. Shares are acquired with a view to realization in order that payment of the bonus or commitment fee can be converted to cash, rather than with a view to long-term investment.

Maturity Dates

The term of the bridge loans advanced by Quest varies, but terms are typically in the range of three to 18 months.

Security

Bridge loans advanced by Quest are secured with assets that generally have a fair market value in excess of the amount advanced, as of the date of the advance of the loan. The exact nature of the security granted by the borrower is largely dependent on the nature of the business and asset base of the borrower. Quest generally takes security that is in the form of a charge over specific assets, such as real estate mortgages, charges against interests in oil and gas and mineral properties and pledges of shares. Security can also include general security agreements, marketable securities or personal guarantees from principals or other parties in appropriate circumstances.
Syndication of Loans

Quest also engages in the syndication of loans where deemed appropriate by its management. Quest may syndicate a portion of a loan where the amount to be borrowed by the borrower is greater than the risk exposure that is acceptable to Quest and as a source of additional capital. Syndication serves to diversify the risk exposure of the loan portfolio and as a source of additional revenue. In the event that Quest syndicates a loan, Quest may take a fee that is payable by the syndicate participants. Quest’s fee on syndication of bridge loans typically equals 10% of interest payable by the borrower and 20% of any bonus or commitment fee payable by the borrower in connection with the amount of the loan that is syndicated. Quest’s fee on syndication of real estate loans is generally lower and typically the commitment fee is retained 100% by Quest and it may take anywhere from 0% to 10% of interest payable by the borrower.

Loan Guidelines

Quest employs a disciplined analytical approach in assessing whether to proceed with the advance of any loan. Quest’s lending activities are governed by capital preservation, income generation and liquidity. This approach includes calculating the credit risk and analysis of the market value and liquidity of the underlying security to be granted by the borrower. Quest will also assess the borrower’s management, balance sheet, contingencies and repayment strategy.

Corporate Finance Business

On February 24, 2004, Quest Securities was incorporated as a wholly-owned subsidiary of Quest to carry on Quest’s corporate finance activities. Quest Securities is registered as a Limited Market Dealer in the Province of Ontario and is in the business of arranging equity financing for companies and providing financial advisory services. Companies are typically Canadian public companies whose shares are traded on the TSX, the TSX Venture Exchange or CNQ Exchange. Quest Securities is generally paid a commission or finder’s fee for arranging equity financing. Commissions and/or finder’s fees may be paid in cash or in equity securities, including shares and/ or share purchase warrants, or a combination of cash and equity securities. Cash commissions and finder’s fees are paid from the amount of the financing raised.

Management and Administrative Services Business

Quest, through Quest Management, provides a range of consulting, management and administrative services to public and private companies, primarily in the mining and oil and gas fields to complement its merchant banking business.

Investment Opportunities

Quest invests in securities and assets in circumstances where management identifies an opportunity to allocate capital to securities with capital appreciation potential or to undervalued assets. Investments in securities may take the form of private placement investments or open-market purchases. Investments in securities and assets form a supplement to Quest’s primary merchant banking business.

Continuing Reclamation Activities

Quest has completed reclamation obligations at its 75% owned Castle Mountain property, other than long-term monitoring and maintenance.

Competitive Conditions

Quest carries out lending activities on a national basis with the majority of its loans being located in British Columbia, Alberta and, to a lesser extent, Ontario. With the buoyant economy in particular in Western Canada, there has been a marked increase in liquidity destined for real estate. For Quest, this has translated into increased competition in particular, from high net worth investors looking for a home for their capital, and from smaller mortgage lending institutions.

Not withstanding the above, Quest is well positioned to compete in these markets. By providing quick response and flexibility, Quest has developed a following from repeat borrowers. Quest’s products fill a void in that it will lend in areas that traditional lenders are incapable of.

Employees

As at December 31, 2006, Quest had a total of 21 employees, with two additional employees added subsequent to year end. Quest is managed by a small experienced team of individuals who have a strong background in lending and real estate.

The Quest management team is comprised of the following individuals:

Brian E. Bayley has served as Chief Executive Officer and a Director of Quest since July 2003. He has also served as President and a Director of Quest Management since 1996. Mr. Bayley was formerly a director and chief executive officer of Quest Investment, a public merchant bank from July 2002 to June 2003. He was also co-founder of Quest Ventures Ltd. a privately held merchant bank specializing in bridge loan lending primarily to public companies in the resource sector. Mr. Bayley was also formerly a director and officer of Quest Oil & Gas Inc. (“Quest Oil & Gas”) from 1990 to 1996 and was sold to Enermark Income Fund for $147 million in 1997. Quest Oil & Gas was a publicly-traded oil and gas company whose shares were traded on the TSX. Mr. Bayley holds an MBA from Queen’s University.

A. Murray Sinclair has served as Managing Director of Quest since July 2003. He has also served as Director of Quest Management since 1996. Previously, Mr. Sinclair served as the chairman and director of Quest from November 2002 to July 2003. Mr. Sinclair was formerly a director and president of Quest Investment from July 2002 to June 2003. He was a co-founder of Quest Ventures Ltd. Mr. Sinclair was previously managing director of Quest Oil & Gas from 1993 to 1997 and the president and a director of Noramco Capital Corp., a private merchant banking company, from 1991 to 1996. Mr. Sinclair obtained a B.Comm (Honours) from Queen’s University in 1984.

Robert M. Buchan has served as Executive Chairman of Quest since April 2005. Mr. Buchan was previously Chairman and CEO of Kinross Gold Corp., a company that he founded. Under Mr. Buchan’s leadership, Kinross grew to become the world’s seventh largest gold producer with a market capitalization of $2.5 billion. Mr. Buchan also has an extensive background in the merchant banking industry in Canada, specifically in bridge and mezzanine lending.

Kenneth Gordon joined as Chief Operating Officer of Quest on January 4, 2007. Mr. Gordon has over 30 years of Canadian and international mortgage lending experience, including, five years (2001-2006) as Vice President of MCAP (Caisse de depot et placement du Quebec), where he was responsible for all interim and construction mortgage lending; and eight years (1993-2001) as Vice President of Mortgage Investments and then President of Aylmer & Sherbrooke Investments Inc., which is the fully owned mortgage corporation of the McGill University Pension Fund.

Narinder Nagra has served as Chief Financial Officer of Quest since January 2007. Previously, Mr. Nagra was the Treasurer of Quest since February 2006. Prior to that, Mr. Nagra was Controller of Canico Resource Corp. from March 2003 to January 2006, consultant for Quest Investment Corporation from May 2002 to July 2003 and Controller of Global Light Telecommunications Inc. from June 1999 to May 2002. Mr. Nagra is a certified general accountant.

Derek Wasson has served as Senior Vice President of Quest since October 2005 and a consultant to Quest since June 2004.  Prior to this, Mr. Wasson was a commercial mortgage broker with a leading Vancouver brokerage firm and has over 15 years of real estate finance and development experience. Mr. Wasson is primarily responsible for Quest’s real estate lending activities, including loan origination, underwriting mortgage loans and manages Quest’s growing mortgage department. Mr. Wasson has a Bachelors of Arts in economics from the University of British Columbia.

Michael Atkinson has served as Vice President of Quest since June 2005 and served previously as our director of business development since July 2003. Previously, he was Vice President of Quest Investment from July 2002 to June 2003. Mr. Atkinson is responsible for screening, reviewing and structuring the Company’s bridge loans and also assists in origination, review and structuring of mortgage loans. Mr. Atkinson’s experience includes over 10 years in the financial services sector as well as an education in Administrative and Commercial Studies from the University of Western Ontario.

Jeff Beaucage joined Quest as Vice President-Originations, Prairies on March 1, 2007. Mr. Beaucage has over 20 years of commercial real estate financing experience including several years as an independent consultant, 8 years (1995-2003) as Manager, South Alberta with Canada Life Mortgage Services Ltd. Mr. Beaucage has a Bachelor of Administration Degree from Lakehead University.

Colleen Dickson has served as Vice President - Funding and Administration of Quest since March 1, 2007. and previously served as Asset Manager since February 2006. Ms Dickson has 9 years of real estate experience in consulting, transaction and structured finance in both North American and international markets, including experience as an Asset Manager for GE Real Estate’s Australia & New Zealand business and Underwriter for GE Real Estate in Toronto focusing on structured debt and equity financings. Ms. Dickson is a Chartered Financial Analyst and has a B. Comm from McGill University.

Sandra Lee has served as Corporate Secretary of Quest since July 2003. She has also been corporate secretary of Quest Management since 1996. Previously, she was corporate secretary of Quest Investment from July 2002 to June 2003 and assistant corporate secretary and corporate secretary of Quest Oil & Gas from May 1995 to April 1997. Prior to that, she worked as a certified legal assistant for several large law firms in the areas of corporate and securities law.

Risk Factors

Quest faces risks in executing its business plan and achieving revenues. In particular, the following risk factors should be considered. If any of these risks occur, Quest’s business operating results and financial condition could be seriously harmed and it may not be able to continue business operations as a going concern. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in Quest may not be suitable for all investors.

Loan Portfolio

The nature and credit quality of Quest’s loan portfolio, including the quality of the collateral security that it obtains, will impact upon its asset base and the return it is able to generate on its loan portfolio. In Quest’s selection process, it targets certain sectors and certain types of collateral security. There can be no assurance that the industry sectors and the nature of the collateral security taken will not be adversely impacted by general economic or industry specific conditions, which in turn may adversely impact on the value of Quest’s loan portfolio and the market value of its shares.

Investment Concentration

As at December 31, 2006, approximately 87% of the Quest’s loan portfolio consisted of real estate loans, of which over 50% were primarily secured by land. While this investment concentration may vary from time to time depending on investment opportunities available, Quest does not foresee any major shift in its investment concentration in the near term. As a result, the Company is subject to the risks inherent in the ownership of, or lending secured by, real estate in general, fluctuations in market conditions, occupancy and rental rates, the inability to achieve economic rental rates or sales prices, competition from other countries, the supply of and demand for property, changes in interest rates and the availability, cost and other terms related to the financing or refinancing of specific properties. A general decline in the value of real estate in those markets where Quest holds mortgage security could increase the default rate on Quest’s real estate loans and/or diminish the value of the security for such loans, which would have a material adverse effect on Quest’s business, operations and financial results.

Default of Repayment Obligations by Borrowers

Quest typically enters into commercial bridge loans with publicly traded development stage companies. In other cases, Quest may make loans to high net worth individuals or other entities which are not typical publicly traded or are at a development stage. Development stage borrowers enter into loan agreements with Quest in order to enable them to bridge a gap in financing resulting from the development stage of their business. Often, these are not mature business entities with substantial assets that can obtain conventional debt financing or equity financing at attractive prices. Due to the development stage nature of most of Quest’s borrowers and, in some cases, the limited collateral security available, there is a significant risk of default. In the event of a default by a borrower, there can be no assurance that Quest will be able to secure repayment of the principal amount or interest accruing under the loan. In the event that Quest cannot realize on outstanding loans due to default by its borrowers, then its financial condition and operating results will be adversely impacted.

Inability to Realize on Security Granted By Borrowers of a Defaulted Loan

Quest obtains security for most of its loans. This security may be in a variety of forms including general security agreements, real estate mortgages, assignments of interests in property, pledges of shares and personal guarantees. In some circumstances, and in particular where securities are pledged, the value of the security may be tied to the borrower’s financial position and ability to pay. In addition, if Quest is required to enforce its security, it may incur significant expenses of sale, including legal and other expenses. Accordingly, there is no assurance that the net proceeds obtained from the enforcement of any security held by Quest will be sufficient to recover the outstanding principal and accrued interest due under such loan. If Quest suffers a shortfall, then its financial condition and operating results will be adversely impacted.

Decline in the Value of Real Estate Assets

Quest’s real estate loans are secured by first and second mortgages against real estate assets. If the real estate assets against which Quest holds security decline in value, then it may not be able to recover all of the outstanding loans plus expenses in the event of a default of a lender. If Quest is unable to realize on real estate assets to recover the principal amounts plus amounts on account of accrued interest and expenses in the event of a loan default or defaults, then its financial condition and operating results will be adversely impacted.

Inability to Reinvest its Assets in Bridge Loans and Real Estate Loans

Quest’s bridge loans and real estate loans are generally of terms ranging from three months to 24 months. As such, Quest’s current loan portfolio will mature during the current fiscal year and during its next fiscal year. There is no assurance that Quest will be able to reinvest cash into loans that are on equal or more favourable terms, including interest rates and bonuses, as its current loans become due and are reinvested. The inability of Quest to secure equivalent terms will cause its revenues to decline as a percentage of overall assets.

Ability to Identify and Assess Successful Candidates For Loans

Quest relies on its management to properly assess and identify qualified candidates for loans. Management will undertake an analysis of the fundamental business characteristics of each borrower, together with an analysis of the market value and liquidity of any security to be granted by the borrower as security for the loan. Management will research factors that affect the credit risk of the borrower, the ability of the borrower to repay the loan and Quest’s ability to resell any securities received from the borrower. If management’s assessment of the ability of a borrower to repay a loan or the value of a borrower’s security is not correct, then Quest's loans and revenues may be at greater risk than estimated by management with the result that its financial condition and operating results may be adversely affected.

Interest Rate Fluctuations

Decreases in prevailing interest rates may reduce the interest rates that Quest is able to charge borrowers. Increases in prevailing interest rates may result in fewer borrowers being able to afford the cost of a loan. Accordingly, fluctuations in interest rates may adversely impact Quest’s profitability.

Syndication of Loans

Quest has, from time to time, entered into strategic relationships to syndicate certain loans as part of its strategy to diversify and manage risks associated with its loan portfolio and generate syndication fees. This also affords Quest the opportunity to participate in transactions in which it otherwise would not. No assurance can be given that its existing strategic relationships will continue or that the terms and conditions of such relationships will not be modified in a way that renders them ineffective or uneconomic. Furthermore, there can be no assurance that Quest will be able to enter into such relationships in the future, and the inability to do so may adversely affect its ability to continue to service its existing and prospective clients.

Dependence on Key Personnel

Quest relies heavily on its management to identify candidates for loans and to negotiate loan agreements. Management has years of experience dealing with development stage public companies and real estate markets, primarily in the Canadian market. The directors and officers of Quest have particular experience in the areas of oil and gas, mineral exploration and real estate. In the event that Quest loses any members of its management team for any reason, then its ability to identify qualified candidates for loans and to negotiate profitable loan agreements may be adversely impacted.

Ability to Manage Growth

The size of Quest’s loan portfolio and the number of its investments has grown rapidly since it began to expand its merchant banking business in 2002 and Quest intends to continue to expand the size of its loan portfolio and the number of investments. In order to effectively deploy its capital and monitor its loans and investments in the future, the Company will need to retain additional personnel and augment, improve or replace existing systems and controls. As a result, there can be no assurances that Quest will be able to effectively manage its growth and, if it is unable to do so, Quest’s business, financial conditions and results could be adversely affected.
Ability to Sell Securities Acquired as Payment of Bonus

Quest typically is paid bonuses by borrowers in the form of cash, publicly traded stock or other convertible securities. In the case of stock bonuses, the number of shares taken is typically based on the amount of the bonus divided by the market price (or permitted discounted market price) of such securities at the date of the loan. Securities taken in payment of bonuses or commitment fees may be subject to resale restrictions under applicable securities legislation. Accordingly, there may be a time period between the date of receipt of securities from the borrower and the date that Quest is able to sell these securities. This hold period is typically four months. In this time, the market price of the borrower’s securities will vary. Additionally, there may be very limited liquidity in the market for such securities. As such, there is no assurance that the market price at which Quest is able to sell any securities taken as payment of a bonus will equal or exceed the price at which the securities were originally issued to Quest. In addition, if any of the borrowers suffer a substantial impairment to their business for any reason, then the market price of the borrower’s securities may drop dramatically or there may be no public market for the borrower’s securities at the time that we are able to sell. Due to these risks, there is no assurance that the proceeds of sale of the borrower’s securities will equal the bonus payable under the loan. In this circumstance, Quest’s operating results will be adversely affected.

Decline in Equity Financings May Reduce Revenue From Commissions and Finder’s Fees

Quest has expanded its business into arranging equity financings through Quest Securities. Quest Securities earns commissions and finder’s fee revenues from arranging equity financings for companies. The success of this business is in large part dependent on the strength of equity markets. If market demand for private placements or public offerings of equity securities declines, then Quest anticipates that its revenues from arranging equity financings will also decline. In this event operating results will be adversely affected.

Ability to Sell Securities Acquired as Payment of Finder’s Fees

Quest typically is paid commissions and finder’s fees in the form of cash, publicly traded stock, broker warrants and/or other convertible securities. The value of the non-monetary consideration received is estimated using the trading price of the shares at the time received and the Black-Scholes option pricing model with adjustments made to market price for liquidity relative to size of the position, hold periods and other resale restrictions. There is no assurance that the proceeds from the sale of the non-monetary consideration will equal or exceed the carrying value deemed by the Company upon receipt. In addition, Quest may be forced to write-down the value of the non-monetary consideration if it is determined that the net recoverable amount is significantly less than the carrying value. In these circumstances, the Company’s operating results will be adversely affected.

Lack of Market for Current Securities Held

Quest currently holds securities in a number of publicly traded companies. Quest may also acquire securities from time to time by way of private placements or on the open market. The amount of funds that Quest will realize from the sale of these securities will depend on the selling price that it is able to obtain for these securities. In addition, Quest may be forced to write-down the carrying value of securities held in the event that no market is available to sell the securities. Write-downs of securities and sale of securities for less than the carrying value will adversely affect Quest’s operating results.

Client Relationships

The ability of Quest to attract and maintain clients requires that it provide a competitive offering of products and services that meet the needs and expectations of the clients. Quest’s ability may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors.

Competition

There are a limited number of borrowers who will meet the criteria that are imposed for the advance of loans. In addition, there are other companies engaged in the business of advancing short term loans to development stage public companies and providing secured mortgages. Both large and small competitors are expected to continue to enter market sectors competing with Quest and some of those competitors may be better known or have more established operating histories than us. Due to these factors, there is a risk that competition will impact on the interest rate that Quest is able to charge borrowers and on the bonus or commitment fee that it is able to require borrowers to pay as consideration for the advance of any loan. There can be no assurance that Quest will be able to compete effectively and retain existing clients or attract and retain new clients. Accordingly, competition may adversely impact on Quest’s ability to achieve anticipated revenues and may cause its operating results to be adversely affected. There is no way to ensure that Quest’s business will be profitable in the long term.
Change in Environmental Laws and Regulations
Environmental laws and regulations are continually evolving in the region where the Castle Mountain property is located. Quest’s policy is to manage operations using best available practices and to continually monitor compliance with local laws and permits. There is a risk that environmental laws and regulations may change and increase reclamation costs.

Increase in Costs Versus Cost Estimates to Complete Remaining Reclamation Obligations

Quest continues to manage and reclaim the Castle Mountain Property located in California. It will update the cost estimates for the remaining reclamation obligations as reclamation is completed and for changes to environmental laws and regulatory requirements. There is a risk that actual costs may exceed Quest’s current cost estimate and that the restricted cash may be insufficient to complete the required remaining reclamation obligations.

Liabilities Associated with Historical Mineral Properties

Previously, Quest activities included the acquisition, exploration, financing, development and operation of mineral properties and the financing of junior exploration companies. Although Quest has divested itself of substantially all of its former mineral properties, there is a risk that the Company may be exposed to liabilities in the future in connection with its former ownership of these properties.

Dividends Declared

In 2006, Quest’s approved a quarterly dividend of $0.02 per share. Payment of any future dividends will be at the discretion of the Quest’s board of directors after taking into account many factors including Quest’s operating results, financial condition and current and anticipated cash needs.

Future Sales of Common Shares by Present Shareholders and Dilution of Common Shares

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares and Quest’s ability to raise capital through future sales of common shares. Quest has previously completed private placements at prices per share which are lower than the current market price of the common shares. Accordingly, a significant number of shareholders of Quest have an investment profit in the common shares that they may seek to liquidate.

Conflicts of Interest

Certain of the directors and officers of Quest also serve as directors and/or officers of other companies or in other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Quest will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Quest and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

DIVIDENDS

Dividends

On November 1, 2006, the Company’s Board of Directors approved a quarterly dividend payment, at the rate of $0.02 per share. During the last three financial years, the Company has declared cash dividends per share as noted below. Payment of any future dividends will be at the discretion of the Quest’s board of directors after taking into account many factors including Quest’s operating results, financial condition and current and anticipated cash needs.

Dividend per share	Record Date	Payment Date
$0.03	December 19, 2005	January 4, 2006
$0.03	June 21, 2006	July 6, 2006
$0.02	November 15, 2006	November 30, 2006

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

As of the date hereof, the authorized capital of Quest consists of the following:

a)	unlimited number of common shares without par value;

b)	unlimited number of First Preferred Shares without par value; and

c)	unlimited number of Second Preferred Shares without par value of which 144,962,628 common shares are issued and outstanding. Currently, there are no First Preferred Shares or Second Preferred Shares issued and outstanding.

The holders of the common shares are entitled to one vote per share.

The First Preferred Shares and Second Preferred Shares may be issued in one or more series. The directors of the Company may by resolution of the directors before the issue of any series alter the Company's Notice of Articles to fix the number of preferred shares in a series and create, attach and define special rights such as the payment of dividends and rights of redemption, conversion and retraction. Holders of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held at general meetings. Holders of Second Preferred Shares shall not be entitled as such to vote at any general meeting of shareholders of the Company. Holders of First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares and common shares. Holders of Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series and are entitled to preference over the common shares.

MARKET FOR SECURITIES

Trading Price and Volume

Quest’s common shares are traded on the Toronto Stock Exchange in Canada under the symbol “QC”, the American Stock Exchange in the United States under the symbol “QCC” and the AIM market of the London Stock Exchange plc under the symbol “QCC”.

During the Company’s last completed financial year, the monthly price range and volume of trading of its common shares on the Toronto Stock Exchange was as follows:

Common Shares

Month	High (Cdn$)	Low (Cdn$)	Monthly Volume
2006
January	$2.75	$2.31	4,977,600
February	2.95	2.61	5,152,800
March	3.14	2.80	4,049,900
April	3.51	3.00	7,592,000
May	3.10	2.65	8,621,100
June	3.05	2.30	4,241,600
July	2.85	2.57	2,132,600
August	3.19	2.82	2,763,100
September	3.12	2.79	5,871,100
October	3.04	2.75	1,854,400
November	3.05	2.75	2,520,000
December	3.13	2.85	1,948,900

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such.

Name, Province or State & Country of Residence and Position	Director Since	Principal Occupation for the Past Five Years
Robert G. Atkinson(2)(3)(4) British Columbia, Canada Director	Since 2003
Director of Quest; Co-Vice Chairman of Quest Investment Corp. from July 2002 to July 2003; President and CEO of Bradstone Equity Partners, Inc., a public merchant banking firm, from 1997 to July 2002; President & CEO of Peruvian Gold Limited from January 2001 to July 2002

Brian E. Bayley British Columbia, Canada President, Chief Executive Officer and Director	Since 2003	President and Chief Executive Officer of Quest; President and Director of Quest Management Corp. (management company wholly-owned by Quest) since December 1996
W. David Black(1)(2)(3)(4) British Columbia, Canada Director	Since 1984	Retired; Partner of DuMoulin Black LLP from 1968 to December 2003
Robert (Bob) Buchan Ontario, Canada Executive Chairman and Director	Since 2005	Director and Executive Chairman of Quest; formerly President and Chief Executive Officer of Kinross Gold Corporation from May 1993 to March 2005
Daniel Goodman(3) Ontario, Canada Director	Since 2003	Director Private Client Group Portfolio Manager, Dundee Securities Corporation since September 2001.
Michael Hannesson(1)(4) British Columbia, Canada Director	Since 2004	President and director of Eurobel Capital Partners Corp., a private company, since 2000;
Henry J. Knowles(2) Ontario, Canada Director	Since 2003
Business and financial consultant since January 2003; prior to January 2003, counsel with Sheldon Huxtable (a law firm) and its predecessor firm since 1991; and from 1980 to 1983, Chairman of the Ontario Securities Commission

Edward L. Mercaldo(1) California, USA Director	Since 2003	Financial consultant and private investor since 1996
A. Murray Sinclair British Columbia, Canada Managing Director	Since 2002	Managing Director of Quest since June 2003; Director of Quest Management Corp. (management company wholly-owned by Quest) since December 1996
Michael Winn(4) California, USA Director	Since 2002	President of Terrasearch Inc., a financial consulting company, since January 1997; Formerly VP Corporate Development of Quest from November 2002 to June 2005.
Kenneth Gordon British Columbia, Canada Chief Operating Officer	Since 2007
Chief Operating Officer of Quest since January 2007. Previously, Vice President of MCAP (Caisse de depot et placement du Quebec) from 2001 to 2006 and Vice President of Mortgage Investments and then President of Aylmer & Sherbrooke Investments Inc. from 1993 to 2001.

Narinder Nagra British Columbia, Canada Chief Financial Officer	Since 2006
Chief Financial Officer of Quest since January 2007 and Treasurer since February 2006. Previously, Controller of Canico Resource Corp from March 2003 to January 2006. From May 2002 to July 2003 consultant for Quest Investment Corporation.

Derek Wasson British Columbia, Canada Senior Vice President	Since 2005
Senior Vice-President of Quest since October 2005 and a consultant to Quest since June 2004. Previously, self-employed mortgage broker from 2002 to May 2004. Previously a mortgage broker at Realtech Capital Group Inc from April 1994 to 2002.

Michael Atkinson British Columbia, Canada Vice President	Since 2005
Vice-President of Quest since June 2005 and previously Director of Business Development from July 2003 to May 2005. Previously, he was Vice President of Quest Investment Corporation from July 2002 to June 2003.

Jeff Beaucage Alberta, Canada Vice President	Since 2007	Vice-President of Quest since March 2007. Previously, independent consultant from 2003 to 2007 and Manager, South Alberta with Canada Life Mortgage Services Ltd from 1995 to 2003.
Colleen Dickson British Columbia, Canada Vice President	Since 2006
Vice-President of Quest since March 2007 and Asset Manager from February 2006. Previously, Asset Manager from June 2003 to April 2005, Analyst from February 2003 to May 2003 and Underwriter from November 2001 to September 2002 for GE Real Estate.

Sandra Lee British Columbia, Canada Corporate Secretary	Since 2003
Corporate Secretary of Quest since July 2003. She has also been corporate secretary of Quest Management Corp. (management company wholly-owned by Quest) since December 1996. Previously she was corporate secretary of Quest Investment Corporation from July 2002 to June 2003.

(1)	Member of the Audit Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Credit Committee.

Each of Quest’s directors is elected by the Quest’s shareholders at an annual general meeting to serve until the next annual general meeting of shareholders or until a successor is elected or appointed. All of Quest's present directors were elected at Quest’s last annual general meeting held on April 27, 2006

Based on information provided by such persons, as at the date hereof, the directors and executive officers of Quest, as a group, beneficially own, directly or indirectly, an aggregate of approximately 7,683,243 common shares of Quest, representing 5.3% of Quest’s issued and outstanding shares. In addition, the directors and executive officers of Quest, as a group, hold stock options for the purchase of an aggregate of 8,486,333 common shares of Quest, which options are exercisable at between $0.81 and $3.08 per share and expire between 2007 and 2011.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers of the Company or, to its knowledge, shareholders holding sufficient shares to materially affect the control of the Company are, or within the previous ten years, have been a director or executive officer of any other issuer that, while acting in such capacity,

(i)  was the subject of a cease trade or a similar order or an order that denied the issuer access to any exemptions under securities legislation for a period of more than 30 consecutive days,

(ii)   was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

(iii)  within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such issuer;

except as follows:

PetroFalcon Corporation

Mr. Bayley is a director (since November 28, 2001) of PetroFalcon Corporation and Mr. Sinclair was a director (from February 2, 2000 to June 4, 2003 and President and CEO from July 2, 2002 until June 4, 2003). On February 27, 2002 the British Columbia Securities Commission (“BCSC”) issued an order regarding a private placement of PetroFalcon Corporation to Quest Ventures Ltd., a private company in which Brian E. Bayley and A. Murray Sinclair were directors. The BCSC considered it to be in the public interest to remove the applicability of certain exemptions from the prospectus and registration requirements of the Securities Act (British Columbia) for PetroFalcon Corporation until a shareholders meeting of PetroFalcon Corporation was held. In addition, the BCSC removed the applicability of the same exemptions for Quest Ventures Ltd. in respect of the common shares received pursuant to the private placement. Approval of shareholders was received on May 23, 2002 and the BCSC reinstated the applicability of the exemptions from the prospectus and registration requirements for both companies shortly thereafter.

Westate Energy Inc.

Mr. Bayley was a director and officer of Westate Energy Inc. ("Westate") from December 1996 to October 1997.  In January 1994 the BCSC issued a cease trade order for failure to comply with the financial statement filing requirements of the securities commission.

Esperanza Silver Corporation

Mr. Bayley is a director (since December 14, 1999) of Esperanza Silver Corp. In early 2003 the directors and officers of Esperanza Silver Corp. became aware that it was subject to outstanding cease trading orders in each of Alberta (issued on September 17, 1998) and Québec (issued on August 12, 1997) arising from its previous failure to comply with the financial statement filing requirements of the above securities commissions. The historical financial statements and filing fees were subsequently filed and the Québec order was rescinded on May 16, 2003 and the Alberta order on August 1, 2003.

American Natural Energy Corporation

Mr. Bayley is a director (since June 1, 2001) of American Natural Energy Corp (“ANEC”). In June 2003 each of the Quebec Securities Commission, the BCSC and the Manitoba Securities Commission issued a cease trade order for failure to comply with the financial statement filing requirements of the above securities commissions. The historical financial statements and filing fees were subsequently filed and all the orders were rescinded in August, 2003.

Katanga Mining Limited

On February 25, 2002, Balloch Resources Ltd. (as it was then named), of which Mr. Sinclair is a director (since May 1, 1998), was issued a cease trade order from the BCSC for failure to file financial statements within the prescribed time and pay the filing fees. Balloch Resources Ltd. has since filed the financial statements and paid the filing fees as required by BCSC. On October 21, 2003, the BCSC order was rescinded.

Triangulum Corporation

Mr. Knowles was a director of Triangulum Corporation which had a receiver manager appointed to hold its assets approximately six months after Mr. Knowles resigned as a director on December 19, 2001. Triangulum Corporation ceased to operate as a going concern.

Kinross Gold Corp.

Mr. Buchan was a director of Kinross Gold Corp. (“Kinross”) when on April 1, 2005, the Ontario Securities Commission (“OSC”) issued a cease trade order (“Order”) against officials, officers and insiders of Kinross not to trade in the shares of Kinross for 15 days because Kinross had failed to file its annual financial statements. On April 14, 2005, the OSC extended the Order that all trading by directors, officers and insiders cease until two full business days following the receipt by the OSC of all filings Kinross was required to make under the Ontario securities law, or further order of the OSC. On February 22, 2006, the OSC revoked the Order.

Personal Penalties and Sanctions

None of the directors or executive officers of the Company or, to the Company’s knowledge, shareholders holding sufficient shares to materially affect the control of the Company have been subject to:

1.
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or

2.	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

Within the previous ten years, none of the directors or executive officers of the Company or, to the Company’s knowledge, shareholders holding sufficient shares to materially affect the control of the Company have become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

Certain officers and directors of the Company are officers and directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interest of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

LEGAL PROCEEDINGS

Legal Proceedings

Quest is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated except as follows:

a)
On March 22, 2002, Quest Investment and other parties were named as Defendants in an action in the Supreme Court of British Columbia in which 542202 B.C. Ltd., a private company controlled by Tomoson Kusumoto, is the Plaintiff. The Plaintiff claims a balance due for consulting services allegedly provided by 542202 B.C. Ltd. in 1996 and 1998 and also seeks a declaration for the sale of certain shares alleged to have been pledged by 403401 B.C. Ltd to 542202 B.C. Ltd as security for the claimed sums. Quest, as successor to Quest Investment, intends to fully defend this claim.

b)
On May 5, 2003, Quest filed a counterclaim against Mercury Partners & Company Inc. and Tomoson Kusumoto seeking $1.125 million and interest thereon in relation to a long outstanding debt owed by Pacific Mercantile Company Limited (the successor to which is Mercury Partners & Company Inc.) to H. J. Forest Products Ltd. (the successor to which is Quest). The outcome of the counterclaim is uncertain.

c)	From time to time, Quest enters into enforcement proceedings with respect to recovering amounts that have been loaned by Quest to borrowers and have not been repaid.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Interest of Management and Others in Material Transactions

Except as otherwise disclosed in the Company’s annual audited consolidated financial statements and MD&A, no director or executive officer of Quest, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of Quest’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect Quest.

TRANSFER AGENT AND REGISTRAR

Transfer Agents and Registrars

Quest’s registrar is Computershare Investor Services Inc. of Vancouver, British Columbia and its transfer agent is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Material Contracts

The Company has not entered into any contract, other than contracts entered into in the ordinary course of business, which is material to Quest and was entered into within the most recently completed financial year, or before the most recently completed financial year and still in effect.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name	Description
PricewaterhouseCoopers, LLP	Independent Auditors’ Report dated March 15, 2007 in respect of Quest’s financial statements for the years ended December 31, 2006, 2005 and 2004.

Interests of Experts

The Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors’ report dated March 15, 2007 in respect of the Corporation’s consolidated financial statements with accompanying notes as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

ADDITIONAL INFORMATION

Audit Committee Information

Audit Committee Charter

A copy of the charter of the audit committee is attached at Schedule “B” hereto.

Composition of the Audit Committee

The Audit Committee consists of three directors. The following table sets out their names and whether they are ‘independent’ and ‘financially literate’ for the purposes of Multilateral Instrument 52-110:

Name of Member	Independent(1)	Financially Literate(2)
Michael Hannesson	Yes	Yes
W. David Black	Yes	Yes
Edward Mercaldo	Yes	Yes

(1)
To be considered to be independent, a member of the Audit Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board of Directors of the Company, reasonably interfere with the exercise of a member’s independent judgement.

(2)
To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected in the Company’s financial statements.

Relevant Education and Experience

The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by Quest to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised in Quest’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting;

is as follows:

Name of Member	Education	Experience
Michael Hannesson	BComm, 1968; CA, 1972	35 years financial experience.
W. David Black	BA, 1963; LLB, 1966	Retired partner at DuMoulin Black LLP (a law firm); Partner of DuMoulin Black LLP from 1968 to December 2003.
Edward Mercaldo	BSFS Georgetown University, School of Foreign Service, Washington D.C., June 1963; Advanced Management Program Harvard University, April 1984	Over 40 years experience as International Commercial and Investment Banker and Private Investor; 18 months as Executive Vice President, CFO and Director of Diamond Fields Resources, Inc.

Reliance on Certain Exemptions

Since the commencement of its most recently completed financial year, Quest has not relied on any of the following exemptions from National Instrument 52-110 (the “Instrument”):

(a)	the exemption in section 2.4 (De Minimis Non-audit Services);

(b)	the exemption in section 3.2 (Initial Public Offerings);

(c)	the exemption in subsection 3.3(2) (Controlled Companies);

(d)	the exemption in section 3.4 (Events Outside Control of Member);

(e)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member);

(f)	the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances);

(g)	the exemption in section 3.8 (Acquisition of Financial Literacy); or

(h)	an exemption from the Instrument, in whole or in part, granted under Part 8 (Exemptions).

Audit Committee Oversight

Since the commencement of Quest’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by Quest’s Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures that are intended to control the services provided by the auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the auditors, unless the engagement is specifically approved by the Audit Committee or the services are included within a category which has been pre-approved by the Audit Committee. The maximum charge for services is established by the Audit Committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the Audit Committee of the nature and value of pre-approved services undertaken.

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by Quest’s auditors (i) if such services are of a type the performance of which would cause the auditors to cease to be independent within the meaning of applicable U.S. Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

External Auditor Service Fees

The following table discloses the fees billed to the Company by its external auditor during the last two financial years:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$175,349	$9,143	$49,279	$78,452
December 31, 2005	$159,297	$15,675	$105,350	$43,532

Audit Fees

Audit Fees are the aggregate fees billed by the independent auditor for the audit of the consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-Related Fees are fees charged by the independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under "Audit Fees".

Tax Fees

Tax Fees are fees for professional services rendered by the independent auditor for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All Other Fees includes amounts for services other than the audit fees, audit-related fees and tax fees described above. All Other Fees incurred in 2006 and 2005 primarily relate to prospectus work and to translation services in respect of Quest’s financial documents.

Additional Information

Additional information relating to Quest may be found on SEDAR at www.sedar.com and on Quest’s website at www.questcapcorp.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Quest’s securities and securities authorized for issuance under equity compensation plans is contained in Quest’s Information Circular for its most recent annual meeting of shareholders. Additional financial information is provided in Quest’s financial statements and MD&A for its most recently completed financial year, all of which are filed on SEDAR.

SCHEDULE “A”

Corporate Organizational Chart

SCHEDULE “B”

QCC Board Approval:
03/01/2007

QUEST CAPITAL CORP. AUDIT COMMITTEE CHARTER

MEMBERSHIP

(a)
The Audit Committee (the "Committee") will be comprised of no fewer than three members as appointed by the Board of Directors (the "Board"). A quorum of the Committee shall be a majority of the members. The Committee will select its own Chairman. In the event of an equality of votes, the Chairman shall not have a second casting vote.

(b)
Each committee member (the "Member") will meet the independence, financial literacy and other membership requirements of the Toronto Stock Exchange (the "Exchange"), the American Stock Exchange (the “Amex”) and the rules and regulations of any securities commission (the “Commission”) having jurisdiction over the Company.

(c)	Each Member will meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”).
(d)	Each Member will be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.
(e)
At least one Member of the Committee will satisfy the definition of an “Audit Committee financial expert” as defined in Item 16A of Form 20-F, or such other definition that may be applicable to the Company.

(f)	Each Member will be a member of the Board.
(g)	Each Member will serve at the pleasure of the Board for such term as the Board may decide, or until such Member is no longer a director of the Company.

MEETINGS

(a)	The Committee will meet in person or via telephone conference as often as it determines necessary to fulfill its duties, but not less frequently than four times per year on at least a quarterly basis.
(b)
Meetings of the Committee to review and approve financial statements should be attended by representatives of the Company’s principal external auditors (the “Auditors”), the Chief Financial Officer and others as, and when, deemed appropriate by the Committee.

(c)	The Committee will meet privately with such persons or groups, whenever the Committee deems it appropriate.
(d)	The Committee Chair will be responsible for calling the meetings of the Committee, establishing the meeting agenda with input from management and supervising the conduct of the meetings.

PURPOSES

The Committee will assist the Board in the oversight of:

(a)	The integrity of all financial reporting by the Company, including a review of financial statements, MD&A and annual and interim earnings press releases before public disclosure thereof;
(b)	The Auditors' qualifications and independence;
(c)	The performance of the Company’s internal audit function and Auditors; and
(d)	The compliance by the Company with all relevant financial reporting requirements.

RELATIONSHIP WITH THE AUDITORS

(a)
The Committee has the sole authority to recommend or replace the Auditors. If shareholders fail to act on its recommendation, the Committee will consider that fact in its future selection of the Auditors.

(b)	The Committee is responsible for the compensation and oversight of the work of the Auditors for the purpose of preparing or issuing an audit report or related work.
(c)	The Auditors will report directly to the Committee.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES

The Committee has the sole authority to pre-approve all auditing services and permitted non-audit services to be performed by the Auditors for the Company and its subsidiaries.

RESOURCES OF THE COMMITTEE

(a)	The Committee has the authority to retain independent legal, accounting or other advisors or consultants as it determines necessary to carry out its duties.
(b)
The Company will provide for appropriate funding, as determined by the Committee, in its capacity as a Committee of the Board, for payment of: (i) compensation to the Auditors for the purpose or preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

INTERNAL AND DISCLOSURE CONTROLS

The Committee shall:

(a)
Review with the Chief Executive Officer and the Chief Financial Officer on an annual basis the Company’s disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures; and

(b)	Discuss with the Chief Executive Officer and the Chief Financial Officer all elements of the certification of financial results required under relevant securities laws.

WHISTLE-BLOWING PROCEDURES

The Committee will establish procedures for:

(a)	The engagement, at the Committee’s discretion, of a qualified and independent service provider through which complaints or allegations of misconduct may be processed on a confidential basis;
(b)	The receipt, retention and treatment of complaints received by the Company regarding compliance with the Company’s Code of Conduct, accounting, internal accounting controls or auditing matters; and
(c)
The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters or other matters pertaining to the proper and lawful conduct of the Company’s business.

The Committee will review disclosures made to the Committee by the Company’s CEO and CFO about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

FINANCIAL STATEMENT AND DISCLOSURE MATTERS

The Committee will:

(a)	Regularly update the Board about Committee activities and ensure the Board is aware of matters which may significantly impact the financial condition or affairs of the Company;
(b)	Review and discuss with management and the Auditors:
•	All accounting policies and practices to be used.
•
All material alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditors.

•	Other material written communications between the Auditors and management, such as any management letter or schedule of unadjusted differences.
•	The annual audited financial statements and annual and interim earnings and press releases including disclosures made in management’s discussion and analysis and the Annual Information Form.
•
Significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

•	The effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements.
(c)
Ensure that it is satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and must periodically assess the adequacy of these procedures.

(d)	Discuss with management the Company’s earnings press releases (including any use of “pro-forma” or “adjusted non-GAAP information”), and financial information to be disclosed by the Company.
(e)
Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

(f)
Discuss with the Auditors the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any disagreements with management.

OVERSIGHT OF THE COMPANY’S RELATIONSHIP WITH THE AUDITORS

The Committee will:

(a)	At least annually, review a report from the Auditors describing:
•	The Auditors' internal quality-control procedures;
•
Any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

•	Any steps taken to deal with any such issues, and
•	All relationships between the Auditors and the Company.
(b)	Evaluate the qualifications, performance and independence of the Auditors, including:
•	Seeking confirmation from the Auditors that it is:
-	a ‘participating audit’ firm for the purposes of NI 52-108 (Auditor Oversight); and
-	in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board or equivalent regulations in jurisdictions in which the Company carries on business.
•	Obtaining a formal written statement of the Auditors delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard No. 1; and
•	Actively engaging in a dialogue with the Auditor with respect to disclosed relationships of services that may impact the objectivity and independence of the Auditor; and
•	Taking, or recommending that the Board take, appropriate action to oversee the independence of the Auditor.

(c)
Consider whether the Auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the Auditors' independence. This review should also include an evaluation of the lead audit partner. The Committee will present its conclusions with respect to the Auditors and lead audit partner to the Board.

(d)
Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(e)	Establish policies for the Company’s hiring of partners, employees or former partners or employees of the present and former Auditors.
(f)	As appropriate, seek to discuss with the national office of the Auditors issues on which they were consulted by the Company’s audit team and matters of audit quality and consistency.
(g)	Meet with the Auditors prior to the audit to discuss the planning and staffing of the audit.

OVERSIGHT OF TRADING POLICY

The Committee will be responsible for the implementation and administration of the Company’s Trading Policy, a copy of which is attached as Appendix “A” to this Charter.

OVERSIGHT OF PRIVACY POLICY

The Committee will be responsible for the implementation ad administration of the Company’s Privacy Policy, consisting of the Company’s Customer Privacy Policy and Employee Privacy Policy, copies of which are attached hereto as Appendix “B” and Appendix “C” respectively.

OVERSIGHT OF THE COMPANY’S INTERNAL CONTROLS

The Committee will review the Company’s internal financial controls.

COMPLIANCE OVERSIGHT RESPONSIBILITIES

The Committee will:

(a)	Review the status of the Company’s compliance with applicable audit and financial reporting requirements;
(b)	Review major legislative and regulatory developments which could materially impact the Company;
(c)	Review management’s efforts to monitor compliance with the Company’s Code of Conduct; and
(d)	Review and investigate any matters pertaining to the integrity of senior management, including conflicts of interest or adherence to standards of conduct as required by Company policy.

LIMITATION OF AUDIT COMMITTEE’S ROLE

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

PUBLIC DISCLOSURE

This Charter will be made available on the Company’s web-site at www.questcapcorp.com and to any shareholder who otherwise requests a copy.

QCC Board Approval: 03/31/2006 APPENDIX “A” TO AUDIT COMMITTEE CHARTER QUEST CAPITAL CORP TRADING POLICY

1. NOTICE

The shares of Quest Capital Corp. (“Quest” or the “Corporation”) are listed on the Toronto Stock Exchange (the “TSX”), the American Stock Exchange (the “AMEX”) and the AIM Market of the London Stock Exchange plc (“AIM”). As such, purchases and sales of securities in Quest are regulated by the rules under Canadian, United States (under the Securities Exchange Act of 1934 (the “Exchange Act”)) and United Kingdom securities legislation (which includes the Criminal Justice Act 1993 (UK) and the Financial Services and Markets Act 2000 (UK)) and the rules and policies of the TSX, the AMEX and AIM.

Violations of insider trading and tipping laws carry severe consequences both for the Corporation and the individuals involved. Compliance with this Policy is a condition of office or employment with the Corporation and its subsidiaries. A violation of this Policy may be grounds for discipline, up to and including immediate dismissal. The violation of this Policy may also violate Canadian, United States and United Kingdom securities laws. If it appears that a director, officer or employee may have violated such securities laws, Quest may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

2. APPLICATION

This Policy applies to and outlines the obligations of all persons as may be determined from time to time under Canadian, United States and United Kingdom securities legislation including the following persons (irrespective of the size of his, her or its holding or interest) (collectively, the “Designated Persons”):

(a)	all directors (including any person who acts as a director whether or not formally appointed) and officers of the Corporation or its subsidiaries;

(b)
all employees of the Corporation, the Corporation’s subsidiaries and/or parent undertaking (each, a “Quest Group Company”) and other persons who, because of their employment in a Quest Group Company, may have possession of or access to undisclosed price-sensitive (and potentially material) information concerning the Corporation;

(c)	the spouse and each child under 18 years of age of the persons named in clauses (a) and (b) above;

(d)
any trust in which the persons named in clauses (a), (b) and (c) above are trustees or beneficiaries and any company over which such persons have control or more than 20% of its equity or voting rights (excluding treasury shares) in a general meeting (excluding any employee share or pension scheme where such persons are beneficiaries rather than trustees).

Generally, a Designated Person who knows of material non-public information about Quest may not trade in securities of Quest and may not use or disclose the information until the information is publicly known. Under United States securities laws, persons who trade securities while in the possession of material non-public information may face liability under the Exchange Act. Under the policies of the AMEX, insiders of Quest are prohibited from trading on the basis of information which is not known to the investing public. Further, insiders should refrain from trading, even after material information has been released to the press and other media, for a period sufficient to permit thorough public disseminations and evaluation of the information. Under the laws of the United Kingdom, it is illegal for anyone to purchase or sell or otherwise deal in securities of any public company with knowledge of material information or unpublished price-sensitive information (being information which relates to particular securities or to a particular issuer rather than securities or issuers in general, which is specific or precise, which has not been made public within the meaning of section 58 of the Criminal Justice Act 1993 (UK) and, if it were made public, would be likely to have a significant effect on the price or value of the securities) relating to the securities of the company (collectively referred to as “unpublished price-sensitive information”) affecting that company that has not been publicly disclosed or published through the prescribed channels.

As such, to reduce potential exposure for liability under securities laws, Designated Persons are required to comply with the general disclosure restrictions set out below and more specifically, must not trade in Quest's securities during the "Blackout Periods" described in this Policy.

3.  GENERAL OBLIGATIONS

A. Disclosure of Corporation Information

All Designated Persons should assume that all information about Quest is confidential unless told otherwise. Under Canadian securities laws, all material information concerning Quest, favourable or otherwise, is required to be released to the public as soon as it is known to Quest. Under the policies of the AMEX, Quest is required to make immediate public disclosure of all material information concerning its affairs, except in unusual circumstances. Disclosure cannot be made to select outside parties before broad public disclosure is made. Unpublished price sensitive information is not considered to have been publicly disclosed until at least one trading day has elapsed after the information has been released to the public through appropriate channels.

B. Trading in Securities of the Corporation

(a) Rules Against Insider Trading and Tipping

Under applicable Canadian securities laws, a person in a "special relationship" with Quest (as defined in the following section of this Policy) may not trade in securities of Quest if that person knows material information about Quest which has not been fully disclosed to the public or a reasonable period of time for dissemination of the information has not passed. Otherwise, he or she may be liable to compensate the seller or purchaser of the securities, as the case may be, for damages resulting from the trade.

A "trade" (as used in this Policy) includes a purchase or sale of securities, an offer or solicitation to purchase or sell securities or an exercise of an option, warrant or other convertible security. Under the AIM rules, the following are also trades/dealings in securities that would be covered by this Policy:

•
the grant to, or acceptance by, a Designated Person of any option relating to the securities or of any other right or obligation, present or future, conditional or unconditional, to acquire or dispose of any of the securities;

•	trades between Designated Persons;
•	off-market trades;
•	transfers for no consideration by Designated Persons;
•	issuances of securities from treasury and cancellation of securities from treasury;
•	the trading of a derivative or similar type security of the Corporation by a Designated Person; and
•	any other change whatsoever in the holding of AIM securities (including options, warrants and convertible securities).

In addition, a person in a special relationship with Quest may not disclose ("tip") to any other person any material unpublished price sensitive information about Quest unless such disclosure is necessary in the course of Quest's business and where the recipient has agreed to keep such information confidential. It is an offence to encourage insider dealing and to disclose inside information with a view to others profiting from it.

(b) Definition of "Special Relationship"

All Designated Persons, in each instance, are in a special relationship with Quest, as are former Board members, officers and employees who acquired material non-public information while in office. In addition, anyone who acquires material non-public information from a person in a special relationship with Quest is deemed to be in a special relationship with Quest if they knew or reasonably ought to have known that the party providing them with material non-public information was in a special relationship with Quest.

(c)  Rule As It Applies To Other Corporations

Where Quest is involved in an undisclosed material transaction with another corporation, each Designated Person is in a special relationship with that other corporation and, therefore, cannot trade in securities of the other corporation while aware of any material non-public information about that other corporation which was learned of in the course of service as a board member, officer or employee of Quest or as a consultant or provider of service to Quest.

4. SPECIFIC TRADING PROHIBITIONS

(a) Blackout Periods

To clarify for Quest and the Designated Persons and to ensure that material information is broadly disseminated to the investment community, the Corporation has established certain Blackout Periods (defined below) during which Designated Persons may not trade in the securities of Quest.

A Blackout Period means:

(i)  the period beginning two months immediately preceding the publication of Quest’s annual results and ending at the end of the business day on the day after such publication (or, if shorter, the period beginning from Quest’s financial year end of 31 December to the end of the business day on the day after the publication of the annual results);

(ii) the period beginning one month immediately preceding the publication of Quest’s quarterly results and ending at the end of the business day on the day after such publication (or, if shorter, the period beginning from the end of the relevant financial period - 31 March, 30 June or 30 September - to the end of the business day on the day after the publication of the quarterly results);

(iii)  for any other news release or publication, other than financial results, the 24 hour period immediately following the time of release or publication;

(iv)  any other period when Quest or any Designated Person is in possession of unpublished price sensitive information concerning Quest that is not generally known to the public or at any time it has become reasonably probable that such information will be required by the rules of the TSX, the AMEX or AIM or applicable securities legislation to be notified or to be disclosed to the market. In order to provide further guidance, examples of such information are set out below under the heading “Restricted Information”; and

(v)  any other time and for any length of time as deemed necessary by Quest’s Chief Financial Officer, after consultation with the Chief Executive Officer.

(b) Restricted Information

The following are non-exhaustive examples of unpublished price sensitive information that will be relevant for purposes of (iv) in “Blackout Periods” above:

•	material changes in the Corporation’s financial condition or financial performance, including a significant increase or decrease in near-term earnings prospects;
•	significant litigation or developments in existing litigation;
•	significant regulatory development or changes in legislation governing the Corporation’s services and/or products;
•
capital reorganisations, mergers or amalgamations, significant acquisitions or dispositions of assets, property or joint venture interests, including news of a pending significant merger, acquisition or divestiture, joint venture;

•	events relating to Quest’s securities, including stock splits, share consolidations, stock dividends, stock repurchases and other changes in capital structure;
•	changes in dividend policy and declarations or omissions of dividends;
•	the borrowing or lending of a significant amount of funds or any mortgaging or encumbering in any way of Quest’s assets, including bank credit facilities or other financing transactions;
•	public and private offerings of debt/equity;
•	major management changes;
•	expansion into new markets or material changes in the Corporation’s sphere of activity;
•	material changes in prior public statements or news releases;
•	significant developments in budgets or long-term plans, including a significant change in capital investment plans or corporate objectives; and
•	changes in the Corporation’s auditors.

(c)  Exceptions to the Blackout Period Trading Restrictions

(i) Hardship Exception

Quest recognises that on rare occasions, circumstances may arise when the prohibition on trading during a Blackout Period will result in severe personal hardship due to an unforeseen or unexpected personal situation. In such circumstances, the Chief Executive Officer or Chief Financial Officer are permitted, in their discretion, to make exceptions to permit selling (but not purchasing) by a Designated Person during a Blackout Period, provided that the Designated Person has provided particulars of the circumstances giving rise to hardship and has certified in writing no later than two business days prior to the proposed trade that he or she is not in possession of unpublished price-sensitive information. In addition, the pre-approval of the London Stock Exchange and any relevant Canadian securities authority will be required. Quest’s Chief Financial Officer should be contacted in the first instance if a Designated Person is aware that a situation of this nature has arisen or will arise.

(ii) Binding Commitment Exception

Blackout Periods will normally not be applicable when the Designated Person has entered into a binding commitment prior to the Corporation being in such a Blackout Period where it was not reasonably foreseeable at the time such commitment was made that a Blackout Period was likely and provided that the commitment was publicly disclosed through prescribed channels at the time it was made. In order that such a “commitment” be “binding”, it must be obligatory for all parties to the agreement at a price agreed or which can be objectively determined. Commitments of this nature include automatic securities purchase plans, dividend reinvestment plans and automatic pre-arranged sales plans structured in compliance with applicable securities laws. It should be noted that insider reporting obligations under Canadian law apply in respect to these plans subject to certain exemptions.

5. PRE-CLEARANCE OF TRADES

While the onus of complying with all insider trading and filing requirements remains with the individual, in order to avoid inadvertent trading during a Blackout Period, all Designated Persons who wish to trade in Quest’s securities must contact Quest’s Corporate Secretary to obtain trading clearance at least two business days prior to any intended trade. The Chief Financial Officer (or, in the case of any clearance requested by the Chief Financial Officer, the Chief Executive Officer) who is responsible for giving the trading clearance may, in his/her discretion, decide not to give any reasons for refusing to grant the clearance to deal and his/her decision will be final. A written record must be maintained by Quest of the receipt of any advice received by any Designated Person regarding this Policy and of any clearance given. The Designated Person shall also be entitled to receive from Quest written confirmation that such advice and clearance have been given.

6. CONTINUOUS DISCLOSURE OBLIGATIONS

(a) Notification under the AIM rules

Under the AIM rules, the Corporation must issue to the best of its knowledge a notification without delay to a Regulatory Information Service for distribution to the public of any trades by:

(i) its directors; or

(ii) shareholders holding three per cent. or more of any class of AIM security (“significant shareholders”) and such trade resulting in the increase or decrease of such holding (above three per cent.) through any single percentage.

Accordingly, directors and significant shareholders must disclose to the Chief Financial Officer all information that Quest needs for this purpose under the AIM rules without delay following the date of the trade. The prescribed information is set out in Appendix A to this Policy.

(b) Insider Trading Reporting

For purposes of this section, an “insider” of Quest means:

(i)every person who is a board member or senior officer of Quest;

(ii)every person who is a board member or senior officer of a company that is itself an insider or subsidiary of Quest (a subsidiary being an issuer in which Quest owns sufficient voting securities to elect a majority of directors of the issuer); or

(iii)any person or company who beneficially owns, directly or indirectly, voting securities of Quest, or who exercises control or direction over the voting securities of Quest, or a combination of both, carrying more than 10 per cent. of the voting rights attached to all voting securities of Quest.

It is the personal duty of each board member, officer and other insider to file insider reports following any trade or other change in holdings of securities of Quest (including the exercise of any options or transfer of securities into or out of an individual's RRSP account) in accordance with applicable Canadian securities laws. The Canadian regulatory authorities have implemented the System for Electronic Disclosure by Insiders (“SEDI”). SEDI facilitates the filing and public dissemination of “insider reports” in electronic format via the Internet. The Corporation assists certain board members and officers with the filing procedures by providing administrative support. This administrative support does not relieve individuals of their personal responsibility to file insider reports in a timely and accurate fashion. Currently, insider reports must be filed within 10 days after a change in direct or indirect beneficial ownership of, or control or direction over, Quest securities.

Failure of insiders to comply with the prescribed time limits for declaring their control or a change in their control over the securities of Quest, or their failure to provide complete information, constitutes a violation under Canadian securities law and may result in a fine.

7. LIABILITY AND PENALTIES

Severe penalties under Canadian, United States and United Kingdom securities laws apply to Designated Persons who trade in securities of Quest using material information about Quest that has not been publicly disclosed or who "tip" others who are not authorized to receive it and who may use it for the purpose of trading. A Designated Person who is convicted of contravening the Canadian securities laws in this regard is liable for a fine of not less than the profit made or loss avoided by such person by reason of contravention, and not more than the greater of:

a)	a fine of up to Cdn$1 million; and

b)	or an amount equal to triple any profit made.

In addition, such person may be liable to imprisonment for a term of not more than two years.

Parties who breach securities laws may furthermore be liable in any civil action taken against Quest as a result of or consequence of the breach. In addition to any such penalties, any Designated Person may also be required to compensate any and all persons for their losses resulting from their sale or purchase of securities of Quest on the basis of the illegal trading or tipping activities of such person.

Finally, regulators may seek other relief such as an injunction against future violations and prohibitions against an individual from acting as a director or officer.

As such, each Designated Person who violates the prohibitions against insider trading, or knows of such violation by any other persons, must report the violation immediately to the Chief Executive Officer or Chief Financial Officer of Quest.

8. MODIFICATIONS AND WAIVERS

Quest reserves the right to amend or modify the policies and procedures set forth herein at any time. Waiver of the provision of these policies and procedures in a specific instance may be authorized in writing only by the Chief Executive Officer or Chief Financial Officer (or his/her designee).

9. INQUIRIES

If a Designated Person has any question as to any of the matters discussed herein, in particular as to whether a proposed action will be within the scope of “trading” as used within the policy or falls within a Blackout Period, he or she should not hesitate to ask for advice and should not act until he or she has received an answer. Requests for advice should be directed to the Chief Financial Officer.

This Policy has been drawn up with a view to, but does not precisely reflect, actual legal requirements under the laws of Canada, the United States and the United Kingdom which are more complex. While no single rule could possibly cover all situations, a good rule to follow at all times is: CAREFULLY AVOID ANY TRADING OR DISCLOSURE (TIPPING) WHICH MIGHT BE, OR APPEAR TO BE, UNFAIR TO PUBLIC INVESTORS.

APPENDIX A

Information Required to be Notified by the Corporation relating to Directors/Significant Shareholders under AIM Rules

1.	Identity of the director or significant shareholder

2.	Date on which the disclosure was made to Quest by the directors/significant shareholder

3.	Date on which the deal/relevant change to the holding was effected

4.	Price, amount and class of the AIM securities concerned

5.	Nature of the transaction

6.	Nature and extent of the director or significant shareholder’s interest in the transaction

7.
If the trade/deal takes place when it is in any Blackout Period, the date upon which any previous binding commitment was notified to a Regulatory Information Service or the date upon which the London Stock Exchange granted permission to trade/deal in order to mitigate severe personal hardship (see under “Hardship Exception” in the Policy).

8.
If the notification concerns any financial product whose value in whole or in part is determined directly/indirectly by reference to the price of the AIM securities (including a contract for difference or a fixed odds bet), the detailed nature of the exposure

QCC Board Approval:
03/16/2005

APPENDIX "B" TO AUDIT COMMITTEE CHARTER
QUEST CAPITAL CORP.
CUSTOMER PRIVACY POLICY

OUR COMMITMENT TO PRIVACY

Quest is committed to maintaining the security, confidentiality and privacy of your personal information. This Privacy Policy documents our on-going commitment to you and has been developed in compliance with relevant privacy legislation.

SCOPE OF POLICY

This Policy addresses personal information about identifiable individuals and does not apply to information collected, used or disclosed with respect to corporate or commercial entities.

This Policy does not impose any limits on our collection, use or disclosure of the following information:

•	your business contact information; and

•	certain publicly available information.

ACCOUNTABILITY

Quest is accountable and responsible for personal information under its control. Quest has designated a Privacy Officer to ensure compliance with this Policy by Quest.

PURPOSES

When collecting personal information from you, Quest will explain the purpose of the collection and will answer your questions about the collection.

Most of your personal information will be collected directly from you through the various contracts and other documents you complete and through discussions with our representatives. Some of your information may be collected from other sources such as credit bureaus, financial institutions, employers, landlords, and government sources.

Your information may be disclosed to government departments and agencies, financial institutions, legal advisors, service providers and other third parties for the purposes described below.

Quest and its representatives may collect, use and disclose your personal information for the following purposes:

•	authenticating your identity;

•	determining whether to grant financing to you or your company,

•	assessing your credit-worthiness (including through credit and reference checks);

•	providing and administering requested products and services;

•	processing and collecting payments and debts owed to us;

•	ensuring the orderly management of loans and business transactions;

•	ensuring guarantors comply with their obligations to us;

•	initiating and prosecuting litigation to enforce security or other obligations in connection with loans and other transactions;

•	protecting Quest, you and others from fraud and error;

•	reporting to credit bureaus;

•	providing character references to third parties;

•	managing or transferring Quest’s assets or liabilities, for example in the case of an acquisition or merger, the provision of security for a credit facility or the change of a supplier;

•	providing information to insurance companies to obtain insurance coverage; and

•	complying with legal requirements and acting pursuant to legal authorizations.

If we want to use your personal information for a new purpose, we will obtain your consent to do so unless the use is authorized or required by law.

CONSENT

We will obtain your consent to collect, use or disclose personal information except where we are authorized or required by law to do so without consent. For example, we may collect, use or disclose personal information without your knowledge or consent where:

•	the information is publicly available, as defined by statute or regulation;

•	we are obtaining legal advice; or

•	we reasonably expect that obtaining consent would compromise an investigation or proceeding.

Other exceptions may apply.

Your consent can be express, implied or given through an authorized representative such as a lawyer, agent or broker. It can also be given verbally, in writing, electronically, through inaction (e.g. if we notify you that we want to collect, use or disclose your personal information for various purposes and you do not object) or otherwise.

You may withdraw consent at any time (subject to legal, contractual and other restrictions) if you give reasonable notice in writing to us. After we have received such notice, we will inform you of the likely consequences of withdrawing consent, which may include our inability to provide certain services to you or to continue our relationship with you.

LIMITS ON COLLECTION OF PERSONAL INFORMATION

We will not collect personal information indiscriminately and will limit our collection of your personal information to what is reasonably necessary to provide a product or service either directly or indirectly and which is reasonably necessary for the purposes which you consented to. We may also collect information as authorized by law.

LIMITS FOR USING, DISCLOSING AND RETAINING PERSONAL INFORMATION

We will only use and disclose your personal information for the purposes to which you have consented unless otherwise authorized or required by law.

We will keep personal information used to make a decision affecting you for at least one year after using it to make the decision.

We will destroy, erase or make anonymous documents or other records containing personal information as soon as it is reasonable to assume that: (a) the original purpose is no longer being served by retention of the information, and (b) retention is no longer necessary for legal or business purposes.

We will take due care when destroying personal information to prevent unauthorized access to the information.

ACCURACY

We will make a reasonable effort to ensure that personal information we are using or disclosing is accurate and complete. In most cases, we will rely on you to ensure that certain information, such as your street address, e-mail address or telephone number, is current, complete and accurate.

If you demonstrate the inaccuracy or incompleteness of personal information, we will amend the information as required. If appropriate, we will send the amended information to third parties to whom the information has been disclosed.

When a challenge regarding the accuracy of personal information is not resolved to your satisfaction, we will annotate the personal information under our control with a note that a correction was requested but not made.

SAFEGUARDING PERSONAL INFORMATION

Quest protects the personal information in its custody or control by making reasonable security arrangements to prevent unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks.

Quest will take reasonable steps, through contractual or other reasonable means, to ensure that a comparable level of personal information protection is implemented by its suppliers and agents who assist in providing products and services to you.

We will take reasonable steps, through contractual or other reasonable means, to ensure that a comparable level of personal information protection is implemented by the suppliers and others whom we ask to assist in providing services to you and us.

Note that confidentiality and security are not assured when information is transmitted through e-mail or wireless communication.

PROVIDING ACCESS

You have a right to access your personal information held by us.

Upon written request and authentication of identity, we will provide you with your other personal information under its control, information about the ways in which that information is being used and a description of the individuals and organizations to whom such information has been disclosed.

We will make personal information available within 30 days or provide written notice where additional time is required to fulfil the request.

In some situations, we may not be able to provide access to certain personal information. This may be the case where, for example, disclosure would reveal personal information about another individual, the personal information is protected by solicitor/client privilege, the information was collected for the purpose of an investigation or where disclosure of the information would reveal confidential commercial information that, if disclosed, could harm our competitive position. We may also be prevented by law from providing access to certain personal information.

Where an access request is refused in whole or in part, Quest will notify you in writing, giving the reason for refusal and outlining further steps which are available to you.

COMPLAINTS

Upon your request, we will provide information regarding our complaint procedures.

Any inquiries, complaints or questions regarding this policy or our compliance with privacy legislation should be directed in writing to our Privacy Officer as follows:

Name:  Sandra Lee
Phone: 604-689-1428
Facsimile: 604-681-4692
E-mail: slee@quest-mail.com

QCC Board Approval:
03/01/2007

APPENDIX “C” TO AUDIT COMMITTEE CHARTER

Quest Capital Corp.
Quest Management Corp.
Quest Securities Corp.

EMPLOYEE PRIVACY POLICY

OUR COMMITMENT TO PRIVACY

Quest is committed to maintaining the security, confidentiality and privacy of your personal information. This Privacy Policy documents our on-going commitment to you and has been developed in compliance with relevant privacy legislation.

SCOPE OF POLICY

This Policy does not impose any limits on the collection, use or disclosure of the following information by Quest:

•	your business contact information;

•	publicly available information; or

•	work product information

ACCOUNTABILITY

Quest is accountable and responsible for personal information under its control. Quest has designated a Privacy Officer who is responsible for Quest’s compliance with this Policy.

PURPOSES

Quest collects various personal information from you, such as your:

•	name, home contact information, marital status, date of birth, SIN (for tax purposes), and information about spouses and dependents (for benefits purposes)

•	contact and medical information which might be required in emergencies

•	hiring information, which may include your application for employment, resume, covering letter, letters of reference, interview notes, and reference checks

•	salary, authorized deductions, expense reports and other payroll information;

•	hours worked, vacation time and sick time;

•	benefits information, including pension and benefits enrolment forms, insurance coverage and claims and pension plan beneficiary information;

•	your employment status and history with Quest, including positions held, evaluations and performance reviews (if any), disciplinary records and promotions/demotions

•	information about education, training and courses completed or attended

•	identification (including photograph) and security information such as access card issuance and use

•	information relating to employee adherence to policies and to other security and internal control matters (e.g. dealing with public companies and confidential information)

•	information about work-related accidents and/or illnesses, and medical conditions or disabilities that require special equipment or other accommodation

Quest uses this employee personal information to establish, manage or terminate your employment relationship with Quest and for other purposes authorized or required by law. For example, Quest may use your employee personal information in the following ways:

•	to contact you or your family in an emergency

•	for hiring purposes such as verifying your references and background, employment history, education etc.

•	for general employment administration purposes such as administering your employment, salary and benefits, performance reviews, vacations, sick days, promotions, expense claims, etc.

•	to monitor and assess employee use of Quest’s communications equipment, computers, electronic mail and the Internet

•	to determine, administer and document training, educational, regulatory and licensing requirements

•	to review and motivate team performance (e.g. as part of ______________ meetings)

•	for security purposes such as issuing access cards and providing you with proper identification for Quest premises

•	to protect customers, Quest and other employees from theft, fraud and similar risks

•	to defend against any claims or litigation

•	to prepare annual reports

Quest may disclose personal information to third parties in the process of establishing, managing or terminating your employee relationship with Quest. For example, Quest may disclose your personal information to the following types of third parties:

•	benefits providers (e.g. pension and insurance providers)

•	Canada Revenue Agency for income tax purposes

•	payroll and data processing suppliers and other service providers

•	the Workers’ Compensation Board with respect to claims

•	the British Columbia Medical Services Plan

•	parties requesting an employment reference (only basic information provided unless you have authorized a full reference)

Quest may disclose your personal information without your consent if authorized or required by law.

LIMITS ON COLLECTING PERSONAL INFORMATION

Quest will not collect personal information indiscriminately and will limit its collection of your personal information to what is reasonably necessary to establish, maintain or terminate your employment relationship with us. Quest may also collect information as authorized by law.

LIMITS FOR USING, DISCLOSING AND RETAINING PERSONAL INFORMATION

Your personal information will only be used or disclosed for the purposes set out above and as authorized by law.

Quest will keep personal information used to make a decision affecting an individual for at least one year after using it to make the decision.

Quest will destroy, erase or make anonymous documents or other records containing personal information as soon as it is reasonable to assume that the original purpose is no longer being served by retention of the information and retention is no longer necessary for legal or business purposes.

Quest will take due care when destroying personal information to prevent unauthorized access to such information.

ACCURACY

Quest will make a reasonable effort to ensure that personal information it is using or disclosing is accurate and complete. In most cases, Quest will rely on you to ensure that certain information, such as your street address, e-mail address or telephone number, is current, complete and accurate.

If you demonstrate the inaccuracy or incompleteness of personal information, Quest will amend the information as required. If appropriate, Quest will send the amended information to third parties to whom the information has been disclosed.

When a challenge regarding the accuracy of personal information is not resolved to your satisfaction, Quest will annotate the personal information under its control with a note that a correction was requested but not made.

SAFEGUARDING PERSONAL INFORMATION

Quest protects the personal information in its custody or control by making reasonable security arrangements to prevent unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks.

•
Quest will take reasonable steps, through contractual or other reasonable means, to ensure that a comparable level of personal information protection is implemented by its suppliers and agents who assist in providing products and services to you.

Note that confidentiality and security are not assured when information is transmitted through e-mail or wireless communication.

PROVIDING ACCESS

You have a right to access your personal information held by Quest.

Upon written request and authentication of identity, Quest will provide you with your other personal information under its control, information about the ways in which that information is being used and a description of the individuals and organizations to whom such information has been disclosed.

Quest will make personal information available within 30 days or provide written notice where additional time is required to fulfil the request.

In some situations, Quest may not be able to provide access to certain personal information. This may be the case where, for example, disclosure would reveal personal information about another individual, the personal information is protected by solicitor/client privilege, the information was collected for the purpose of an investigation or where disclosure of the information would reveal confidential commercial information that, if disclosed, could harm the competitive position of Quest. Quest may also be prevented by law from providing access to certain personal information.

Where an access request is refused in whole or in part, Quest will notify you in writing, giving the reason for refusal and outlining further steps which are available to you.

COMPLAINTS

Quest will, on request, provide information regarding its complaint response procedure.

Any inquiries, complaints or questions regarding this policy or our compliance with privacy legislation should be directed in writing to our Privacy Officer as follows:

Name: Sandra Lee
Phone: (604) 689-1428
Facsimile: (604) 681-4692
E-mail: slee@quest-mail.com

SCHEDULE “C”

QCC Board Approval:
03/16/2005

QUEST CAPITAL CORP.

CODE OF CONDUCT

INTRODUCTION

This Code of Conduct (the "Code") embodies the commitment of Quest Capital Corp. (the “Company”) and our subsidiaries to promote honest and ethical conduct and to conduct our business in accordance with all applicable laws, rules and regulations and high ethical standards. All officers, employees, and directors (as hereinafter defined) are expected to adhere to the principles and procedures set forth in this Code. This Code shall be our code of ethics for our officers, employees, and directors (collectively “Personnel” or “Person”). This Code is separate and apart from, and in addition to, any policies the Company may have in effect, from time to time, relating to our employees, officers and Board of Directors (“Board”).

This Code strives to deter wrongdoing and promote the following six objectives:

•	Honest and ethical conduct;
•	Avoidance of conflicts of interest;
•	Full, fair, accurate, timely and transparent disclosure;
•	Compliance with applicable government and self-regulatory organization laws, rules and regulations;
•	Prompt internal reporting of Code violations; and
•	Accountability for compliance with the Code.

CODE COMPLIANCE AND REPORTING

Our Personnel should strive to identify and raise potential issues before they lead to problems, and should ask about the application of this Code whenever in doubt. Any Person who becomes aware of any existing or potential violation of this Code should promptly notify a member of the Audit Committee of our Board. Acting through our Board, we will take such disciplinary or preventive action, as we deem appropriate to address any existing or potential violation of this Code brought to our attention.

PERSONAL CONFLICTS OF INTEREST

A "personal conflict of interest" occurs when a Person's private interest interferes with the interests of the Company. A conflict of interest exists where the interests or benefits of a Person or an entity which is, with respect to that Person, a "related party" as defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501"), conflict with the interests of the Company. Personal conflicts of interest, whether actual or apparent, are prohibited as a matter of Company policy, unless they have been approved or waived by the Company.

In particular, a Person must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family members, or for any other person, including loans or guarantees of obligations, from any person or entity.

Service to the Company should never be subordinated to personal gain or advantage. Conflicts of interest, whether actual or apparent, should, to the extent possible, be avoided.

Any Person who is aware of a material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with a member of the Audit Committee of our Board. The Company must report all material "related party transactions" as defined in Rule 61-501, under applicable accounting rules, securities laws, the rules and regulations of The Toronto Stock Exchange (the “Exchange”), and of any securities commission (“Commission”) having jurisdiction over the Company.

PUBLIC DISCLOSURE

It is Company policy that the information in our public communications, including our filings made with the Exchange and any Commission, be full, fair, accurate, timely and understandable and shall be timely filed or communicated. Our Personnel who are involved in the Company's disclosure process, are responsible for the Company's compliance with this policy. In particular, these individuals are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to others, whether within or outside the Company, including the Company's independent auditors.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

It is Company policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Person to adhere to the standards and restrictions imposed by those laws, rules and regulations. No Person may interfere with or seek to improperly influence, directly or indirectly, the auditing of our financial results or records. If a Person is not aware or familiar with the laws, rules or regulations that apply specifically to our business, he or she must request such information from a member of the Audit Committee.

It is both illegal and against Company policy for any Person who is aware of material non-public information relating to the Company, or any other private or governmental issuer of securities, to buy or sell any securities of those issuers, or recommend that another person buy, sell or hold the securities of those issuers. Any Person who is uncertain about the legal rules involving his or her purchase or sale of any Company securities, or any securities in issuers with which he or she is familiar by virtue of his or her work for the Company, should consult with a member of the Audit Committee before making any such purchase or sale.

AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended or modified by our Board. Waivers of this Code may only be granted by the Board or a committee of the Board with specific delegated authority.